RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel (604) 683-8610
Fax (604) 683-4499

June 28, 2002

02042536

SUPPL

United States Securities
and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C.
20549

Exemption Number 82-3553

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Dear Sirs:

Re: Raytec Development Corp.
British Columbia, Canada
12g3-2(b) Exemption - 82-3553

Please find enclosed additional documents required to be filed in connection with the above Exemption.

In this report I enclose the following:

1. News Release dated April 26, 2002;
2. BC Form 45-902F dated June 12, 2002;
3. TSX Venture Exchange stock option acceptance letter dated June 5, 2002; and
4. Quarterly report for the period ended April 30, 2002.

I trust you will find the enclosed to be in order and if you have any questions please do not hesitate to contact the undersigned.

Yours truly,

RAYTEC DEVELOPMENT CORP.

Per:

Tom Vodola
Corporate Secretary
Enclosures

7/15

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 10 2002
WASH. D.C.
155

#82-3553

[redacted]

June 5, 2002

By Facsimile: (604) 683-4499

Raytec Development Corp.
1104 – 750 West Pender Street
Vancouver, B.C.
V6C 2T8

Attention: Tom Vodola

Dear Sir\Madame:

Re: Raytec Development Corp. (the "Company") - Submission #75228

We acknowledge receipt of your letter dated June 5, 2002 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	**No. of Shares**
Toni Vodola	30,000
Barrie Field-Dyte	80,000

The options are exercisable up to June 4, 2004 at a price of $0.30 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7: "In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, sections 2.9 and 2.10 have been met with respect to shareholder approval.

Raytec Development Corp.
June 5, 2002
Page two

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6528 / FAX: (604) 844-7502 / EMAIL: sean.joe@tsxventure.com.

Yours truly,

Sean Joe
Analyst
Corporate Finance

SJ\le

File: ::ODMA\PCDOCS\DOCP\928673\1

#82-3553

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act*.

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19), or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act.*

1. Name, address and telephone number of the issuer of the security distributed.

   RAYTEC DEVELOPMENT CORP.

   Name of Issuer

   #1104 - 750 West Pender Street, Vancouver, BC V6C 2T8

   Address

   604 683-8610

   Telephone Number

2. State whether the Issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an exchange issuer

3. Describe the type of security and the aggregate number distributed.

   Incentive Stock Options – 110,000 Shares - Expiry Date – June 4, 2004

4. Date of the distribution(s) of the security.

   June 5, 2002

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.

   Section 74(2)(9) of the Securities Act

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name & Residential Address Of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Toni Vodola 2309 Alder Street Vancouver, BC V6H 2S1	30,000	$0.30	$9,000.00	s. 74(2)(9) of the Act
Barrie Field-Dyte #1104-750 West Pender St. Vancouver, BC V6C 2T8	80,000	$0.30	$24,000.00	s. 74(2)(9) of the Act

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

N/A

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)	Name of Purchaser
N/A			

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

N/A

10. If the distribution of the security was under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

N/A

(b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, BC this 12th day of June, 2002.

RAYTEC DEVELOPMENT CORP.

Name of Issuer (please print)

Signature of authorized signatory

JERRY A. MINNI, President/Director

Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must

be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate **BC Form 45-902F** together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the Issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgement for a period of 6 years. The required form is **BC Form 45-903F1** for an individual purchaser and **BC Form 45-903F2** for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/97, as amended. Cheques should be made payable to the "British Columbia Securities Commission".

#823553

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE - http://www.raytecnet.com
Trading Symbol: TSX: RAY

PRESS RELEASE

VANCOUVER, BC – April 26, 2002 --- Raytec Development Corp. (the "Company") announces that the transaction regarding the acquisition of 585,000 Class "A" common shares (approximately 12%) of Miatech International, Inc., detailed in the April 19, 2001 press release, has been cancelled. The consideration paid thereunder by the Company, consisting of two promissory notes totalling US$60,000 and 450,000 pre-consolidated common shares of the Company, have been returned to the Company for cancellation.

In addition, at the Company's annual general meeting held on April 22, 2002, the following persons were re-elected to the board of directors: Jerry A. Minni, Jerry Bella, and Robin D.A. Blues.

Also approved at the meeting was the sale of the Company's subsidiary, Raytec Technologies, Inc. to My Venture Inc. The sale of the subsidiary is subject to TSX acceptance. The shareholders also approved a potential change of control, and an amended and restated stock option plan that provides the granting of stock options in the amount of up to 931,461 common shares in the capital of the Company.

Raytec Development Corp. develops, markets and services the highest quality perishable control products and antimicrobial products based on its patented technology. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

RAYTEC DEVELOPMENT CORP.

Per:

Jerry A. Minni
President & Director

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED BALANCE SHEET AS AT APRIL 30, 2002

ASSETS

	Apr. 30, 2002	Oct. 31, 2001
CURRENT		
Cash and short term investments	$ -	$ 163,409
Accounts receivable	1,079,926	1,342,275
Inventories	537,811	625,360
Prepaid expenses and deposits	139,751	163,487
	1,757,488	2,294,531
CAPITAL ASSETS (Note 3)	210,027	243,138
DEFERRED DEVELOPMENT COSTS (Note 5)	341,676	341,676
PATENTS, TRADEMARKS AND LICENCES	92,418	112,358
GOODWILL	241,668	270,370
	$ 2,643,277	$ 3,262,073

LIABILITIES

	Apr. 30, 2002	Oct. 31, 2001
CURRENT		
Short term indebtedness (Note 4)	$ 534,145	$ 772,340
Accounts payable and accrued liabilities	1,408,817	1,722,268
Deferred revenue	355,793	366,523
Due to related parties	103,270	-
Current portion of long-term debt	55,074	927,645
	2,457,099	3,788,776
LONG-TERM DEBT (Note 6)	1,223,229	18,040
	3,680,328	3,806,816

SHAREHOLDERS' EQUITY

	Apr. 30, 2002	Oct. 31, 2001
SHARE CAPITAL (Note 7)	13,855,889	13,654,889
DEFICIT	(14,892,940)	(14,199,632)
	(1,037,051)	(544,743)
	$ 2,643,277	$ 3,262,073

APPROVED BY THE DIRECTORS:

"Jerry A. Minni"

"Jerry M. Bella"

The accompanying notes are an integral part of the financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF DEFICIT

FOR THE PERIOD ENDED APRIL 30, 2002

	THREE MONTHS ENDED APRIL 30		SIX MONTHS ENDED APRIL 30	
	2002	2001	2002	2001
DEFICIT, BEGINNING OF PERIOD	$(14,584,498)	$(13,019,487)	$ (14,199,622)	$ (12,761,555)
NET LOSS FOR THE PERIOD	(308,442)	(444,827)	(693,318)	(702,759)
DEFICIT, END OF PERIOD	$(14,892,940)	$(13,464,314)	$ (14,892,940)	$ (13,464,314)

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF LOSS

FOR THE FOR THE PERIOD ENDED APRIL 30, 2002

	THREE MONTHS ENDED APRIL 30		SIX MONTHS ENDED APRIL 30	
	2002	2001	2002	2001
SALES	$ 1,461,555	$ 1,888,416	$ 2,939,019	$ 3,382,229
COST OF SALES				
Material, wages and subcontracts	1,069,817	1,083,431	2,087,757	1,993,199
GROSS PROFIT	391,738	804,985	851,262	1,389,030
OPERATING EXPENSES				
Investor communications	50,923	1,991	87,619	4,438
Office and miscellaneous	80,043	262,845	225,757	387,220
Professional fees	48,823	37,210	136,355	44,611
Rent	23,396	47,007	74,297	107,344
Sales and marketing	150,394	333,003	321,805	523,547
Telephone	23,678	30,980	46,774	52,923
Transfer agent and filing fees	9,704	8,355	12,247	10,755
Travel	25,763	34,488	43,886	54,756
Wages and employee benefits	159,817	389,428	359,624	689,050
	572,541	1,145,307	1,308,364	1,874,644
OPERATING INCOME (LOSS)	(180,803)	(340,322)	(457,102)	(485,614)
OTHER EXPENSES (INCOME)				
Amortization	33,037	15,179	65,574	56,390
Exchange loss (gain)	(13,877)	1,828	25,895	5,205
Interest expense	60,067	60,093	135,722	124,737
Other expenses	48,412	9,933	9,025	10,859
Loss on sale of investments	-	17,472	-	19,954
	127,639	104,505	236,216	217,145
NET LOSS FOR THE PERIOD	$ (308,442)	$ (444,827)	$ (693,318)	$ (702,759)
LOSS PER SHARE	$ (0.06)	$ (0.15)	$ (0.13)	$ (0.25)

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FOR THE PERIOD ENDED APRIL 30, 2002

	THREE MONTHS ENDED APRIL 30		SIX MONTHS ENDED APRIL 30	
	2002	2001	2002	2001
OPERATING ACTIVITIES				
Net loss for the period	$ (308,422)	$(444,827)	$ (693,318)	$ (702,759)
Add items not involving cash:				
Amortization	33,037	15,179	65,574	56,390
Loss on sale of investments	-	17,472	-	19,954
	(275,385)	(412,176)	(627,744)	(626,415)
Cash provided (used) by net changes in non-cash working capital items	(42,231)	77,339	(90,372)	231,506
	(317,616)	(334,837)	(718,116)	(394,909)
FINANCING ACTIVITIES				
Issuance of shares	138,000	174,000	201,000	174,000
Long-term debt (net)	6,710	133,021	332,616	263,406
Deferred exchange gain	-	(16,258)	-	(8,812)
	144,710	290,763	533,616	428,594
INVESTING ACTIVITIES				
Acquisition of capital assets	24,863	-	11,089	(43,458)
Investment in Miatech	-	(180,000)	-	(180,000)
	24,863	(180,000)	11,089	(223,458)
INCREASE (DECREASE) IN CASH	(148,043)	(224,074)	(163,409)	(189,773)
CASH, BEGINNING OF PERIOD	148,043	237,909	163,409	203,608
CASH, END OF PERIOD	$ -	$ 13,835	$ -	$ 13,835

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2002

1. NATURE OF OPERATIONS

The Company is engaged, in the distribution of perishable control systems for the retail and wholesale grocery industry in the development and marketing of products and processes for protection of perishable products and bacterial control.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

These financial statements present the financial position, results of operations and changes in financial position of the Company and its subsidiaries on a going concern basis in accordance with Canadian generally accepted accounting principles.

b) Revenue Recognition

Sales of perishable control systems are recorded upon substantial completion of performance. Performance is considered to be substantially complete upon shipment of goods.

c) Foreign Currency Translation

Transactions and balances in foreign currencies are translated into Canadian dollars using the temporal method. Accordingly revenue, expenses and non-monetary balances are translated at the rate of exchange prevailing at the transaction dates, and monetary balances are translated at the rate prevailing at the balance sheet date. Resulting exchange gains and losses are included in the determination of income.

d) Inventory

Inventory consists chiefly of component parts recorded at the lower of cost, determined on a first-in-first-out basis, and net realizable value.

e) Capital Assets

Amortization is recorded over the useful lives of the assets which are estimated to be as follows:

Property and equipment:	
Equipment	3 to 5 years
Furniture and fixtures	3 to 5 years
Leasehold improvements	3 years
Vehicles	3 to 5 years
Patents and trademarks	17 years

f) Goodwill

Goodwill arose upon the acquisition of shares in the subsidiaries and assets which represent the excess of the purchase prices over the fair market value of the underlying net tangible assets. Goodwill is amortized over 40 years by the straight-line method.

g) Deferred Development Costs

Costs incurred in the development of new products and processes for the protection of perishable foods and bacterial control are deferred until commencement of commercial production or abandonment of development. Where commercial production proceeds, the related costs are amortized over the estimated economic life of the product or process. Where development is abandoned, the related costs are written off.

h) Loss Per Share

The loss per share is based on the weighted average number of shares outstanding during the year.

3. CAPITAL ASSETS

Capital assets consist of the following:

	2002	2001
Equipment	$ 419,961	$ 410,599
Furniture and fixtures	55,514	55,514
Vehicles	110,096	110,096
Leasehold improvements	24,301	24,301
	609,872	600,510
Less: Accumulated amortization	399,845	357,372
	$ 210,027	$ 243,138

4. BANK LOAN

The bank line of credit accrues interest at a variable rate based on the subsidiaries debt-to-equity ratio and the bank's prime rate. The line is secured by the subsidiaries accounts receivable, inventories and equipment and is guaranteed by two directors of the Company.

5. DEFERRED DEVELOPMENT COSTS

	2002	2001
Balance, beginning and end of period	$ 341,676	$ 341,676

6. LONG-TERM DEBT

Long-term debt consists of the following:	2002	2001
Promissory Note for US $760,662 repayable on February 28, 2004 at 8% per annum.	$ 1,208,463	$ 873,785
Promissory Note for US $36,714 repayable in monthly instalments of $2,509 plus interest at 9% per annum maturing January 31, 2003	58,328	58,328
Capital equipment lease for US $8,542 secured by related equipment and repayable in monthly instalments of US $343 including interest at 13.23%	11,515	13,572
	1,278,303	945,685
Less: Current portion	55,074	927,645
	$ 1,223,229	$ 18,040

7. SHARE CAPITAL

a) Authorized

100,000,000 Common shares without par value.

b) Issued and Fully Paid:

	Number of Shares	Amount
Balance, October 31, 2000	13,886,525	$ 13,323,889
Private placements	700,000	84,000
Issued and awaiting return for cancellation	450,000	-
Consolidation 5:1	(12,029,220)	-
Balance October 31, 2001	3,007,305	13,407,889
Private placements	1,550,000	310,000
Exercise of warrants	490,000	128,000
Exercise of stock options	50,000	10,000
Cancelled	(90,000)	-
Balance, April 30, 2002	5,007,305	$ 13,855,889

c) Warrants

As at April 30, 2002, the following warrants were outstanding:

Number or Warrants	Exercise Price	Expiry Date
100,000	$ 2.50	May 23, 2002
90,000	$ 0.80	March 8, 2003
1,110,000	$ 0.30	October 10, 2003

d) Options

As at April 30, 2002, the following directors and employee stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
14,400	$ 10.00	April 15, 2003
3,900	$ 6.25	April 15, 2003
300,000	$ 0.20	October 10, 2003
48,000	$ 0.48	November 23, 2003

8. COMMITMENTS

Annual minimum rental obligations under an operating lease for premises are as follows:

2002	$ 153,500
2003	447,000
2004	298,000
2005	273,000
2006	125,000
	$ 1,296,500

BC FORM 51-901F

QUARTERLY REPORT AND YEAR END REPORT

Incorporated as part of:______ Schedule A

__X__ Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER Raytec Development Corp.

ISSUER'S ADDRESS 1104 - 750 West Pender Street, Vancouver, B.C. V6C 2T8

ISSUER TELEPHONE NUMBER (604) 683-8610

CONTACT PERSON Jerry A. Minni

CONTACT'S POSITION President

CONTACT TELEPHONE NUMBER (604) 683-8610

FOR QUARTER ENDED April 30, 2002

DATE OF REPORT June 26, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Jerry A. Minni"	Jerry A. Minni	"02/06/26"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)
"Jerry M. Bella"	Jerry M. Bella	"02/06/26"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)

SCHEDULE A: FINANCIAL INFORMATION

See attached financial statements of the Company for the period ended April 30, 2002.

1. Analysis of expenses and deferred costs:
   a) Breakdown of expenditures by major category:
      See Schedule A - Financial Statements

2. Related party transactions:
   a) There were no related party transactions during the period.

3. Summary of securities issued and options granted during the period:
   a) Securities issued during the period:

Issue date	Type of issue	Quantity	Price	Proceeds
Nov 16/01	Private placement	1,550,000	$0.20	$ 310,000
Feb 14/01	Exercise of options	50,000	$0.20	$ 10,000
Feb 14/01	Exercise of warrants	50,000	$0.80	$ 40,000
Apr 12/01	Exercise of warrants	440,000	$0.20	$ 88,000
Apr 29/01	Cancellation	(90,000)	$ -	$ -

   b) Options granted during the period:

Issue date	Optionee	Quantity	Exercise price	Expiry date
Nov 22/01	Robin D.A. Blues	48,000	$0.48	Nov 22/03

4. Summary of securities at the end of the reporting period:
   a) Authorized capital stock:
      See Schedule A - Financial Statements - Note 7 (a).
   b) Issued capital stock:
      See Schedule A - Financial Statements - Note 7 (b).
   c) Options, warrants and convertible securities outstanding:
      See Schedule A - Financial Statements - Note 7 (c).
   d) Shares in escrow of subject pooling:
      There are no shares subject to escrow or a pooling agreement.

5. List of directors and officers
   a) Directors:
      Jerry A. Minni
      Ernest C. Goggio
      Jerry M. Bella
   b) Officers:
      Jerry A. Minni - Chairman, President, Chief Executive Officer, Chief Financial Officer
      Toni Vodola - Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of the Business

The Company is a leading manufacturer, developer and marketer of perishable food control systems and antimicrobial products. As a result of various acquisitions and technological developments the three key components of the Company's business are defined as follows:

- ***Core Business*** - Manufacture, development and marketing of misting, humidification and water treatment equipment for the retail and food storage industry.
- ***Service*** - Installation, preventive maintenance and emergency service through a well-trained network of field technicians.
- ***Antimicrobials*** - Manufacture and marketing of a proprietary line of chlorine dioxide-based products for all aspects of food processing and sanitation.

Discussion of Operations and Financial Conditions

The Company's consolidated revenues for the second quarter was $1.46 million, down from $1.88 million for the comparative period. The decrease was a result of additional competition and general post harvest market conditions. The Company is projecting an overall increase in sales in our core business in fiscal 2002. The sales in the antimicrobial division were less than anticipated due to delays in production and marketing of products.

Manufacturing and installation costs for the second quarter was 73.20% of revenues, up 15.83% from the comparative period. The change was attributed to product mix.

General and administrative expenses decreased 21.48% of revenues during the second quarter. The decrease in percentage was a direct result of administrative cuts.

Selling and marketing expenses decreased 7.01% of revenues during the second quarter. The decrease in percentage was a direct result of revenues being down in the second quarter.

The Company did not undertake any material investing activities during the second period.

During the second quarter the Company reported an operating loss of $308,422 as compared to an operating loss of $444,827 for the comparative period. The Company has adopted a policy of expensing all development cost previously capitalized.

Long-term debt in the amount of US$753,000 due on March 1, 2002 has been re-negotiated. During the second quarter, the Company has negotiated terms with the holder of the note to extend the due date to February 28, 2004 and reduce the interest rate from 19.5% to 8%. This has increased available working capital.

The Company has annual minimum rental obligations under leases for premises, which amount to $1,296,500 over the next five years.

During the quarter the Company obtained all the preventive maintenance contracts for Winn-Dixie Store Inc. in the south-east involving a total of over 1,300 stores. These contracts involve regular visits once per quarter to service all areas related to produce misting, fish and meat humidification and water treatment. The Company is also participating in Winn-Dixie's conversion of their display cases to "iceless".

During the last fiscal year the Company obtained the first Environmental Protection Agency (EPA) product registration of the "tea-bag" technology (Sani-T-Bag™) for use in cooling water treatment as an algaecide. The Company has recently received an EPA response to its surface sanitation product registration. The Company is currently addressing deficiencies with respect to the application.

The Company recently announced that it intends to take its technology subsidiary, Raytec Technologies Inc. public in effort to focus the core business and the technology subsidiary on growth opportunities in their most promising markets. The Company will maintain majority control of the subsidiary and will continue to work closely with respect to applications for perishable products.

There were no legal proceedings against the Company during the first quarter.

The Company has terminated its investor relations activity contract with Ascenta Capital Partners Inc. During the second quarter the Company's investor relations activities involve addressing responses to shareholders of questions directed to the Company's directors.

Subsequent Events

There were no material subsequent events at April 30, 2002.

Financings Conditions, Liquidity and Solvency

The Company utilized credit facilities available during the year and from time to time relies on the sale of its treasury shares to investors to raise the required capital to fund its operations and development. A number of factors affect the ability of the Company to sell shares to raise capital for its business activities. These include stock market conditions, the Company's previous record in such endeavors and the experience and reputation of its management.

The Company intends to continue to finance its growth and operations primarily through internal cash flow, equity offerings and short-term borrowings as required.

The Company's working capital deficiency at April 30, 2002 was $699,611. This amount previously included a promissory note in the amount of US$753,000. During the quarter, the Company has re-negotiated with the holder of the note to extent the maturity date to February 28, 2004 and reduce the interest to 8%. The Company's working capital has increased by $1,024,218. In addition cash flow has increased by approximately $137,000 from the reduction in the interest rate on the note.